Exhibit 99.1

Dollar Tree Provides Mid-Quarter Business Update

CHESAPEAKE, Va. - July 6, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, provided its Mid-Quarter Business Update on a pre-recorded message by Kent Kleeberger, Dollar Tree's Chief Financial Officer.

Mr. Kleeberger stated that, as of July 6, 2006, second quarter sales may be characterized as trending toward the high end of the Company's previously announced sales guidance of $855 to $875 million.

Interested parties may dial 757-321-5873 for the Company's pre-recorded message.

The Company's official sales release for second quarter is scheduled for Thursday, August 3, 2006, before market opening.

Dollar Tree Stores is the nation's largest $1.00 discount variety store chain. As of July 6, 2006, Dollar Tree operated 3,146 stores in 48 states, compared to 2,845 stores in 48 states at July 7, 2005. These stores are supported by a network of nine distribution centers, strategically positioned to provide economical and efficient logistics support to any point in the contiguous United States.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward - looking statements include statements regarding our expectations for second-quarter 2006 sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed June 8, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
            Timothy J. Reid
            757-321-5284
            www.DollarTree.com

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